Exhibit 99.1

Changyou.com Provides Guidance Updates for Second Quarter 2017

Beijing, China, June 5, 2017 - Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced that it has updated its previously-announced outlook for the second quarter of 2017.

Due to the launch of Changyou’s Legacy TLBB mobile game on May 16, 17 and 18, 2017, and the game’s preliminary performance in the market, the Company now expects:

•	Total revenue to be between US$140 million and US$150 million, compared with the previous guidance of US$110 million and US$120 million.

•	Online game revenue to be between US$110 million to US$120 million, compared with the previous guidance of US$75 million and US$85 million.

•	Non-GAAP[1] net income attributable to Chanyou.com Limited to be between US$60 million and US$65 million, or between US$1.12 and US$1.21 per fully-diluted ADS[2]. This compares with our previous guidance of non-GAAP net income attributable to Chanyou.com Limited between US$25 million and US$30 million, or between US$0.46 and US$0.56 per fully-diluted ADS. Assuming no new grants of share-based awards, we estimate that compensation expense relating to share-based awards will be around US$9.2 million[3]. Taking into account the elimination of the impact of these share-based awards, we expect GAAP net income attributable to Changyou.com to be between US$51 million and US$56 million, and GAAP income per fully-diluted ADS to be between US$0.95 and US$1.05. This compares with our previous guidance of GAAP net income attributable to Changyou.com between US$23 million and US$28 million, and GAAP income per fully-diluted ADS between US$0.43 and US$0.52.

[1]	Non-GAAP results exclude share-based compensation expense. For an explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures applicable to the Company’s last-completed fiscal quarter, please see “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures” included in the Company’s earnings release for the quarter ended March 31 2017, which was submitted to the Securities and Exchange Commission with a Form 6-K on April 24, 2017.
[2]	Each ADS represents two Class A ordinary shares
[3]	Share based compensation expense is calculated using the market price of the Company’s ADSs on June 2, 2017.

Mr. Dewen Chen, CEO, commented, “We are pleased with the performance so far of our Legacy TLBB mobile game. The game has been widely embraced by both new players and returning PC game players, and has consistently ranked among the top three grossing games in the Apple App Store since its launch. Our Legacy TLBB mobile game incorporated many classic features from our flagship PC version, including various social and community functions, which re-created the PC game experience on mobile and encouraged a return of former PC game players. In addition, we simplified some of the game play, which makes it easier for brand new players to operate within the game, and extends the user base to a younger generation.

We believe that the launch of Legacy TLBB is likely to have some adverse impact on TLBB 3D, particularly on the number of new players and the number of former players coming back to the game. Consequently, we expect that the number of active players and revenue of TLBB 3D to decrease compared with our previous expectations.

Overall, with the launch of Legacy TLBB, we expect the total revenue for the second quarter of 2017 to be between US$140 million and US$150 million, an increase of 17% to 25% quarter-over-quarter and 8% to 16% year-over-year.”

As previously reported, for guidance for the second quarter 2017, the Company adopted a presumed exchange rate of RMB7.00 = US$1.00, as compared with the actual exchange rate of approximately RMB6.53 = US$1.00 for the second quarter 2016, and RMB6.88=US$ 1.00 for the first quarter 2017.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company provides specific information regarding the GAAP amounts excluded from each non-GAAP measure in its press releases regarding the Company’s unaudited quarterly financial results. For details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures that the Company presented in its earnings release for the quarter ended March 31, 2017, please see the tables included with the Company’s earnings release for the quarter then ended, which was included with a Form 6-K submitted to the Securities and Exchange Commission on April 24, 2017.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued valuation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 27, 2017, and other filings with the Securities and Exchange Commission.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi

Investor Relations

Phone: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1 (480) 614-3004

Email: lbergkamp@ChristensenIR.com